Exhibit

Dated: January 1, 2016

As Amended: May 26, 2016

Fund	Percentage of Average Daily Net Assets
	Rate for the First $500 Million	Rate for the Next $500 Million	Rate for Excess Over $1 Billion
Rational Dividend Capture Fund	0.75%	0.70%	0.65%
Rational Risk Managed Emerging Markets Fund	1.00%	0.95%	0.90%
Rational Real Strategies Fund	0.75%	0.70%	0.65%
Rational Defensive Growth Fund	0.75%	0.70%	0.65%

Fund	Percentage of Average Daily Net Assets
Rational Strategic Allocation Fund	0.10%
Catalyst Dividend Capture VA Fund	0.75%
Catalyst Insider Buying VA Fund	0.75%
Catalyst Managed Futures Strategy VA Fund	1.75%
Rational Iron Horse Fund	1.25%
Rational Dynamic Momentum Fund	1.75%

Mutual Fund and Variable Insurance Trust

By: /s/ Tobias Caldwell

Print Name: Tobias Caldwell

Title: Trustee

Rational Advisors, Inc.

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President